Exhibit 99
QUARTERLY REPORT TO STOCKHOLDERS
2016 SECOND QUARTER

First Mid Announces:

▪	Growth in Net Income, Earnings Per Share, and Dividends Per Share

▪	Continued Strong Asset Quality Metrics

▪	Completion of Series C Preferred Stock Conversion

▪	Inclusion in Russell 3000 Index

We completed the first half of 2016 with growth in net income, earnings and dividends per share, asset quality ratios remain quite strong, and we increased tangible book value per share. Net income for the first six months of 2016 increased 19% to $9,735,000 as compared to $8,195,000 for the same period last year. On a per share basis, diluted earnings per share were $.99 for the first six months of 2016 compared to $.97 for the same period in 2015. Based upon the strength of our financial performance, the Board of Directors increased the common stock dividend paid during the first half of 2016 to $.30 per share as compared to $.29 per share for the same period last year. 2016 year-to-date (YTD) net income increased due to greater net interest income with growth in earning assets from the branch acquisition and increases in loan balances from our legacy markets, and greater revenues from insurance, brokerage and electronic services. The 2016 and 2015 financial reports include operating results for 12 Southern Illinois banking centers since acquisition from Old National Bancorp on August 14, 2015 and operating results from the Illiana Insurance Agency since acquisition on December 1, 2015. In addition, 2016 results include $242,000 in acquisition costs related to the pending First Clover Leaf Financial Corp. acquisition.

YTD net interest income totaled $32.1 million compared to $26.0 million for the same period last year. YTD average earning assets were $434 million higher than last year with the Old National branch acquisition and legacy market loan growth. Loan balances increased over the past year with $1.32 billion as of June 30, 2016 compared to $1.28 billion at year-end and $1.06 billion on June 30, 2015. $156 million in loans were acquired with the Old National branch acquisition and we also increased commercial operating and commercial real estate loan balances across our market area with loan balances increasing by $33.3 million thus far in 2016. In addition, investment balances increased over the past year as we added securities to invest the cash received from the Old National branch acquisition. The growth in loans and investments from last June increased the level of earning assets resulting in the increase in net interest income. Our deposit balances also increased from last year moving from $1.27 billion as of June 30, 2015 to $1.70 billion as of June 30, 2016 with $453 million coming from the Old National branch acquisition. Since year-end, deposit balances have declined by $28.4 million primarily due to declines in NOW and money market account balances from seasonal cash fluctuations of a few customers and declines in public fund CDs. We had greater liquidity for most of the first half of 2016 as we deployed the cash from the acquisition. We ended the quarter in a more balanced position with $5.9 million in federal funds sold and interest-bearing balances from banks. The higher liquidity level and pressure on investment yields from intermediate-term interest rates moving lower during the first six months of 2016 reduced the net interest margin. The net interest margin on a tax equivalent basis for the first half of 2016 was 3.37% as compared to 3.50% for the same period last year. The most recent trend had the net interest margin for the second quarter of 3.37% which was the same as the first quarter and higher than the margin of 3.29% for the fourth quarter of 2015.

With the growth in loan balances and a slightly higher level of net charge-offs, provision expense for the first six months of 2016 was $846,000 as compared to $408,000 for the same period last year. During the first six months of 2016, net charge-offs remained low at $258,000 as compared to $159,000 for the same period last year. Our overall level of non-performing loans and other real estate owned to total assets remain very low at .24% but we have seen an increase to $5.1 million as of June 30, 2016 as compared to $4.7 million at year-end and $3.3 million as of June 30, 2015. We also continue to have a strong coverage ratio of the allowance for loan losses to non-performing loans of 328% as of June 30, 2016.

Non-interest income for the first half of 2016 was $13.1 million as compared to $9.3 million for the same period last year. Insurance commissions were $959,000 higher than last year with the revenues from Illiana Insurance Agency which are generally higher in the first half of the year due to timing of policies underwritten and greater income from carriers based upon claims experience. YTD revenues from electronic services were $937,000 greater than last year, deposit service charges increased by $686,000, and brokerage revenues were $330,000 higher than the first six months of last year primarily due to the addition of the Southern Illinois locations.

Operating expenses for the first six months of 2016 were $29.3 million as compared to $22.0 million last year. The operating expenses of the acquired Southern Illinois branch locations and the Illiana Insurance Agency are included for the first six months of 2016 and $242,000 in acquisition costs for the pending acquisition of First Clover Leaf Financial Corp. ("First Clover Leaf") were included. Salaries and benefits expense increased to $15.4 million as compared to $12.4 million for the same period last year as full-time equivalent employees increased to 520 at June 30, 2016 from 410 as of June 30, 2015. Occupancy expenses also increased to $5.5 million from $3.9 million for the first six months of last year with the addition of the 12 branch locations. In 2016, we donated a branch building in Monticello, Illinois and $653,000 is included in donations expense reflecting the net book value deducted for tax purposes.

Our regulatory capital ratios remain strong and in excess of the regulatory minimums to be considered well-capitalized. Two of the four regulatory capital ratios increased from year-end while tier 1 capital to risk-weighted assets and total capital to risk-weighted assets declined slightly as we moved cash into loans and investments that require a higher capital allocation. Our tangible book value per share increased during the first six months of 2016 to $17.01 at June 30, 2016 as compared to $15.09 at year-end and $17.00 as of June 30, 2015 with the retained earnings from net income. We also completed the conversion of $27.4 million of Series C preferred stock to common stock during the second quarter. The conversion led to the increase in the common equity capital ratios.

Also this quarter, First Mid-Illinois Bancshares, Inc. ("First Mid") joined the Russell 3000 Index. Annual reconstitution of the Russell US indexes captures the 4,000 largest US stocks as of the end of May, ranking them by total market capitalization. Membership in the US all-cap Russell 3000® Index, which remains in place for one year, means automatic inclusion in the large-cap Russell 1000® Index or small-cap Russell 2000® Index, as well as the appropriate growth and value style indexes. FTSE Russell determines membership for its Russell indexes by objective, market-capitalization rankings and style attributes. Over the past few years, we have completed several strategic initiatives including listing on NASDAQ and adding institutional investment to give First Mid stock increased exposure to investors and the financial community. These steps have contributed to a significant increase in First Mid shares traded, and the resulting improved liquidity is a positive development for our shareholders. Inclusion in the Russell 3000 is another important step in that initiative.

As mentioned earlier, in April, 2016, First Mid-Illinois Bancshares, Inc. announced entry into an Agreement and Plan of Merger to acquire 100% of the issued and outstanding shares of First Clover Leaf pursuant to a business combination whereby First Clover Leaf will merge with and into the First Mid. The acquisition of First Clover Leaf would expand our presence in the St. Louis metro east market area and provides a banking location outside the State of Illinois in Clayton, Missouri. We are excited both about the market expansion and the high quality team that will become part of First Mid at close. We are working to meet the conditions for the acquisition, and the merger will require approval of the stockholders of both First Mid and First Clover Leaf. We anticipate the merger to be completed in the second half of 2016.

In conclusion, I am pleased to start the year with solid financial results and very excited about the opportunity to expand our company. Thank you for your continued support of First Mid-Illinois Bancshares, Inc. and please contact me if you should have any questions.

Sincerely,
Joseph R. Dively
Chairman and Chief Executive Officer
217-258-9520
jdively@firstmid.com

August 1, 2016

Second Quarter 2016 Financial Results
FIRST MID-ILLINOIS BANCSHARES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)	(unaudited)		(unaudited)
	June 30,	December 31,	June 30,
	2016	2015	2015
Assets
Cash and cash equivalents	$53,072	$115,784	$46,334
Investment securities	643,045	629,056	465,896
Loans (including loans held for sale)	1,315,187	1,281,889	1,059,103
Less allowance for loan losses	(15,164)	(14,576)	(13,931)
Net loans	1,300,023	1,267,313	1,045,172
Premises and equipment, net	29,569	31,340	27,208
Goodwill and intangibles, net	49,147	50,004	27,286
Bank Owned Life Insurance	25,183	—	—
Other assets	19,744	21,002	22,224
Total assets	$2,119,783	$2,114,499	$1,634,120

Liabilities and Stockholders’ Equity
Deposits:
Non-interest bearing	$340,576	$342,636	$226,229
Interest bearing	1,363,623	1,389,932	1,039,970
Total deposits	1,704,199	1,732,568	1,266,199
Repurchase agreements with customers	131,099	128,842	117,468
Other borrowings	40,000	20,000	25,000
Junior subordinated debentures	20,620	20,620	20,620
Other liabilities	7,245	7,460	6,938
Total liabilities	1,903,163	1,909,490	1,436,225
Total stockholders’ equity	216,620	205,009	197,895
Total liabilities and stockholders’ equity	$2,119,783	$2,114,499	$1,634,120

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands) (unaudited)	Six months ended
	June 30,
	2016	2015
Balance at beginning of period	$205,009	$164,916
Net income	9,735	8,195
Dividends on preferred stock and common stock	(3,769)	(3,130)
Issuance of preferred and common stock	882	28,739
Purchase of treasury stock	—	(962)
Deferred compensation and other adjustments	224	156
Changes in accumulated other comprehensive income	4,539	(19)
Balance at end of period	$216,620	$197,895

Second Quarter 2016 Financial Results
FIRST MID-ILLINOIS BANCSHARES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data) (unaudited)
	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Interest income:
Interest and fees on loans	$13,610	$11,724	$27,202	$22,776
Interest on investment securities	3,172	2,430	6,393	4,791
Interest on federal funds sold & other deposits	101	18	267	44
Total interest income	16,883	14,172	33,862	27,611
Interest expense:
Interest on deposits	575	513	1,154	1,045
Interest on repurchase agreements with customers	21	15	39	29
Interest on other borrowings	168	170	318	323
Interest on subordinated debt	149	130	294	258
Total interest expense	913	828	1,805	1,655
Net interest income	15,970	13,344	32,057	25,956
Provision for loan losses	733	143	846	408
Net interest income after provision for loan losses	15,237	13,201	31,211	25,548
Non-interest income:
Trust revenues	794	860	1,775	1,780
Brokerage commissions	466	306	914	584
Insurance commissions	735	474	2,068	1,109
Service charges	1,644	1,278	3,153	2,467
Securities gains, net	404	1	664	230
Mortgage banking revenues	238	210	333	377
ATM / debit card revenue	1,472	1,018	2,961	2,024
Other	706	390	1,235	765
Total non-interest income	6,459	4,537	13,103	9,336
Non-interest expense:
Salaries and employee benefits	7,602	6,297	15,449	12,353
Net occupancy and equipment expense	2,646	1,926	5,525	3,905
Amortization of intangible assets	402	156	857	311
Legal and professional expense	917	600	1,701	1,182
Other	2,576	2,251	5,782	4,283
Total non-interest expense	14,143	11,230	29,314	22,034
Income before income taxes	7,553	6,508	15,000	12,850
Income taxes	2,624	2,352	5,265	4,655
Net income	$4,929	$4,156	$9,735	$8,195

Per Share Information
Basic earnings per common share	$0.51	$0.50	$1.01	$1.00
Diluted earnings per common share	0.50	0.49	0.99	0.97
Dividends per common share	0.30	0.29	0.30	0.29

Second Quarter 2016 Financial Results
FIRST MID-ILLINOIS BANCSHARES, INC.
SELECTED FINANCIAL HIGHLIGHTS	As of
	(unaudited)		(unaudited)
	June 30,	December 31,	June 30,
	2016	2015	2015
SHARE AND PER COMMON SHARE DATA
Book value per common share	$22.01	$21.01	$20.24
Tangible book value per common share	$17.01	$15.09	$17.00
Common shares outstanding	9,843,652	8,453,967	8,422,018
Market price of stock	$25.00	$26.00	$21.95

REGULATORY CAPITAL RATIOS
Leverage ratio	9.44%	9.20%	12.49%
Total capital to risk-weighted assets	14.11%	14.25%	18.31%
Tier 1 capital to risk-weighted assets	13.09%	13.23%	17.13%
Common equity tier 1 capital to risk weighted assets	11.76%	9.92%	13.10%
Preferred stockholders' equity	$0	$27,400,000	$27,400,000
Common stockholders' equity	$216,620,000	$177,609,000	$170,495,000

ASSET QUALITY
Allowance for loan losses to non-performing loans	328%	363%	454%
Allowance for loan losses to total loans outstanding	1.15%	1.14%	1.32%
Total YTD net charge-offs (1)	$258,000	$424,000	$159,000
Total non-performing loans and other real estate owned	$5,112,000	$4,491,000	$3,347,000

	Three months ended (unaudited)			Six months ended (unaudited)
	June 30,	March 31,	June 30,	June 30,	June 30,
	2016	2016	2015	2016	2015
PERFORMANCE RATIOS (1)
Return on average assets (2)	0.93%	0.91%	1.02%	0.92%	1.01%
Return on average common equity (2)	9.44%	9.35%	9.79%	9.76%	9.89%
Net interest margin (3)	3.37%	3.37%	3.57%	3.37%	3.50%

(1) Financial information is provided as of the date listed except Performance Ratios and Total Net charge-offs which are as of the period ending on the date listed
(2) Annualized net income for period
(3) On a tax equivalent basis (TE), assuming a federal income tax rate of 35%

Corporate Profile

First Mid-Illinois Bancshares, Inc. is the parent company of First Mid-Illinois Bank & Trust, N.A. ("First Mid Bank"), Mid-Illinois Data Services, Inc., and First Mid Insurance Group. Our mission is to fulfill the financial needs of our communities with exceptional personal service, professionalism and integrity, and deliver meaningful value and results for customers and shareholders.

First Mid Bank was first chartered in 1865 and has since grown into a more than $2.1 billion community-focused organization that provides financial services through a network of 46 banking centers in 33 communities. Our talented team is comprised of over 500 men and women who take great pride in First Mid Bank and the Company, their work and their ability to serve our customers.

More information about the Company is available on our website at www.firstmid.com. Our stock is traded in The NASDAQ Stock Market LLC under the ticker symbol "FMBH."

Note Concerning Forward-looking Statements
This presentation may contain certain forward-looking statements, such as discussions of the Company's pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1955. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including those described in Item 1A - "Risk Factors" and other sections of the Company's Annual Report on Form 10-K, and the Company's other filings with the SEC. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

First Mid-Illinois Bancshares, Inc.
1421 Charleston Avenue
Mattoon, Illinois 61938
217-234-7454
www.firstmid.com